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                                                                    Exhibit 23.2


                        Consent of Independent Auditors


We consent to reference to our firm under the caption "Experts" in the Registration Statement Form S-3 and related Prospectus of Triad Hospitals Inc. for the registration of 340,000 shares of common stock reserved for issuance upon the exercise of options, and to the incorporation by reference therein of our report dated February 26, 1999, with respect to the combined balance sheet of the net assets and operations to be contributed to Triad Hospitals, Inc. as of December 31, 1998 and the related combined statements of operations, equity and cash flows for each of the two years in the period ended December 31, 1998, included in its Annual Report on Form 10-K for the year ended December 31, 1999 filed with the Securities and Exchange Commission.



                                               /s/ Ernst & Young LLP


Nashville, Tennessee
August 4, 2000